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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                           COMMISSION FILE No. 1-9912

                           NOVA GAS TRANSMISSION LTD.

            450 - 1ST STREET S.W., CALGARY, ALBERTA, T2P 5H1, CANADA
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

         Form 20-F                    Form 40-F   X
                   -----                        -----

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                          No          X
                   -----                        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

A copy of the Registrant's

     Interim unaudited financial statements for the third quarter, nine months ended September 30, 2003, including Management's Discussion and Analysis of Results of Operations and Financial Condition for the nine months ended September 30, 2003, is furnished herewith.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          NOVA GAS TRANSMISSION LTD.

                                          By: /s/ Russell K. Girling
                                              ----------------------------------
                                              Russell K. Girling, Director

October 31, 2003


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                                      -3-


                                 EXHIBIT INDEX

(a) Interim unaudited financial statements for the third quarter, nine months ended September 30, 2003; including Management's Discussion and Analysis of Results of Operations and Financial Condition for the nine months ended September 30, 2003.

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